March 20, 2006

United States Securities and Exchange Commission

Division of Corporate Finance

100 F. Street, N.E.

Washington, D.C.   20549-7010

Attention: Mr. H. Roger Schwall, Assistant Director

Re:

Quincy Energy Corp. (the “Company”)

Form 10-KSB for Fiscal Year Ended April 30, 2005 Filed August 12, 2005

Forms 10-QSB for Fiscal Quarters Ended July 31, 2005 and October 31, 2005 Filed September 14, 2005 and December 15, 2005

File No. 0-31501

Dear Sirs/Mesdames:

As you requested in your facsimile transmitted letter dated March 6, 2006, we have outlined below our responses with each response keyed to the comments.  We are also attaching “highlighted” or “redlined” copy of each of the reports referenced above.

In addition, as requested the Company acknowledges that:

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the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

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staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

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the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

512, 120 Adelaide Street West Toronto, Ontario M5H 1T1 Canada T: 416-366-7871 F: 416-364-5400	James N. Fairbairn Chief Financial Officer

Form 10-KSB for the Fiscal Year Ended April 30, 2005

Report of Independent Registered Public Accounting Firm, page F-2

1.

We note the audit report does not opine on the results of operations, cash flows or statement of stockholders’ equity and the related accumulated amounts as of April 30, 2004. Please provide the audit reports for the fiscal year 2004 and for the accumulated amounts for the inception to date period ended April 30, 2004.

As requested, the audit report for the fiscal year ended April 30, 2004 and from inception (May 5, 1999) to April 30, 2004 is included in the attached Form 10-KSB/A.

2.

We note that your auditors’ report was signed by an audit firm based in Mississauga, Ontario, Canada. In accordance with Article 2 of Regulation S-X, we believe that the audit report of a registrant (that is not a foreign private issuer) should ordinarily be rendered by an auditor licensed in the United States. Further guidance may be found in Section 5.K of "International Reporting and Disclosure Issues in the Division of Corporation Finance" on the Commission's website.

Please tell us how you concluded it is appropriate to have an audit report issued by an auditor licensed outside of the United States and whether or not you plan to continue to use an auditor licensed outside of the United States in future periods.

Our financial statements for the year ended April 30, 2005 were audited by parker simone Chartered Accountants LLP, who are registered with the Public Company Accounting Oversight Board (“PCAOB”) with history and expertise in applying US GAAP, US GAAS, SEC financial reporting rules, and SEC independence requirements.

Our principal administrative and operational office is located at 120 Adelaide Street W., Suite 512, Toronto, Ontario Canada, where all of our accounting records are located.  In addition, as at April 30, 2005 the majority of our assets (approximately 95%) was cash held in short term investments in Canadian Financial Institutions and our only revenue to date is interest income from these investments.  Finally, while the majority of our exploration properties are located in the United States, the exploration activities themselves are administered from our offices in Canada.  As such, our management is of the view that Mississauga, Ontario (a suburb of Toronto) is an appropriate location for the audit report to be rendered from.

The Company, in addition to being subject to the reporting requirements of the Securities and Exchange Act of 1934, is also a reporting issuer in the Province of Ontario and its shares trade on the TSX Venture Exchange.  Pursuant to the applicable securities laws of the Province of Ontario and the rules of the TSX Venture Exchange, we are required to have our financial statements audited by a member of the Canadian Public Accountability Board (“CPAB”).   In order to comply with this requirement, we selected parker simone Chartered Accountants

LLP due to their registration with both the PCAOB and the CPAB.

We plan to continue to use an auditor licensed outside of the United States in future periods.

Financial Statements, pages F-3, F-4 and F-5

3.

We note that the net loss and accumulated deficit reported in the statement of changes in stockholders’ equity does not agree to the net loss on the statement of operations or the accumulated deficit on the balance sheet, respectively. Please revise accordingly.

As requested, the Statement of Changes in Stockholders’ Equity has been revised to properly reflect the net loss and accumulated deficit.

Note 3 – Reclamation Bonds, page F-10

4.

We note your disclosure regarding reclamation bonds. Tell us whether or not you have an asset retirement obligation, as defined in Statement of Financial Accounting Standards Number 143, to be recorded and disclosed and the reasons for your conclusion.

We do not have an asset retirement obligation as defined in SFAS No. 143 to be recorded and disclosed as there is no long lived asset to associate the environmental remediation obligation with.   We are an exploration stage company.  In the normal course of our business we are required to post reclamation bonds prior to commencing exploration activities.  Upon completion of exploration we incur any required reclamation costs and the reclamation bond is repaid.  Reclamation costs are included in exploration costs and are charged to operations.

Exhibits 31.1 and 31.2, page 21

5.

We note that the wording of your certifications does not conform to the requirements as specified in Financial Release 33-8238. Please provide the correctly worded certifications.

As requested, the correctly worded certifications are provided in the attached Form 10-KSB/A.

Form 10-QSB for the Fiscal Quarters ended July 31 and October 31, 2005

Item 6 – Exhibits, page 23 and page 24, respectively

6.

Please file all of the required exhibits as part of your amended Forms 10-QSB/A for fiscal 2005, or incorporate such documents by reference as appropriate. Such exhibits are required and defined in Regulation S-B Item 601(a) and (b). In particular, provide as an exhibit or incorporate by reference the articles of incorporation, corporate bylaws and any material contracts.

As requested, all of the required Exhibits are listed in the attached Forms 10-QSB/A for fiscal 2005.

Exhibits 31.1 and 31.2, page 21

7.

We note that the wording of your certifications does not conform to the requirements as specified in Financial Release 33-8238. Please provide the correctly worded certifications.

As requested, the correctly worded certifications are provided in the attached Forms 10-QSB/A.

Form 10-QSB for the Fiscal Quarter ended October 31, 2005

Consolidated Statements of Cash Flows, page F-6

8.

Remove the statement of cash flows for the three months ended October 31, 2005 and 2004.

As requested, the statement of cash flows for the three months ended October 31, 2005 and 2004 has been removed from the Form 10-QSB/A for the six months ended October 31, 2005 and 2004.

Engineering Comments

General

9.

For the property(s), provide the disclosures required by Industry Guide 7 (b). In particular, provide:

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Any conditions that must be met in order to obtain or retain title to the property(s).

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A description of any work completed on the property(s) and its’ present condition.

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The details as to modernization and physical condition of the plant and equipment, including subsurface improvements and equipment.

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Provide a description of equipment and other infrastructure facilities.

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The current state of exploration of the property(s).

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The total cost the property(s) has incurred to date and planned future costs.

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The source of power and water that can be utilized at the property(s).

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If applicable, provide a clear statement that the property(s) is without known reserves and the proposed program is exploratory in nature.

Refer to Industry Guide 7 (b) (1)-(5) for specific guidance. Industry Guide 7 can be reviewed on the SEC website.

As requested, the attached Form 10-KSB/A has been amended to comply with the preceding.  We have deleted all references to reserves from the Form 10-

KSB/A.  Please note that the Company is an exploration stage company and that we currently have no specific plans to take our properties into production.

10.

We note that your website and some press releases refer to or use the terms “measured,” “indicated,” and “inferred,” “resources.” If you continue to make references on your web site or press releases to reserve measures other than those recognized by the SEC, please accompany such disclosure with the following cautionary language, including the bolding and indenting:

Cautionary Note to U.S. Investors -- The United States Securities and Exchange Commission permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms on this website (or press release), such as “measured,” “indicated,” and “inferred” “resources,” that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC. U.S. Investors are urged to consider closely the disclosure in our Form , File No. , which may be secured from us, or from the SEC’s website.

As requested, the Company’s website has been updated to include the cautionary language.

11.

Due to the cyclical nature of gold and uranium oxide market prices, please include a chart or graph depicting the annual price history of gold and uranium oxide since 1960.

As requested, the attached Form 10-KSB/A has been amended to comply with the preceding.

12.

Expand the disclosure concerning the exploration plans for the properties.

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Disclose a brief geological justification for each of the exploration projects written in non-technical language.

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Provide a breakdown for each prospect of the exploration timetable and budget, including estimated amounts that will be required for each exploration activity, such as geophysics, geochemistry, surface sampling, drilling, etc.

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If there is a phased program planned, briefly outline all phases.

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Alternatively, disclose there are no current detailed plans to conduct exploration on the property.

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Disclose how the exploration program will be funded.

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Identify who will be conducting any proposed exploration work, and discuss what their qualifications are.

As requested, the attached Form 10-KSB/A has been amended to comply with the preceding.

13.

We recommend that a brief description of the QA/QC protocols be provided to reassure the investors regarding sample preparation, controls, custody, assay precision and accuracy. This would apply to exploration and operational analytical procedures.

As requested, the attached Form 10-KSB/A has been amended to comply with the preceding.

Hansen Property - History, page 3

14.

You disclose the 49 % ownership of the Hansen project by NZ Uranium LLC, however the remaining 51% is not disclosed. For each property disclose:

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The full nature of the company’s ownership or interest in the property.

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Any other underlying agreements or interests in the property.

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Indicate whether the mining claims are State or Federal mining claims or leases.

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Provide names, claim, or grant number, date of recording and expiration date, so the claims can be distinguished from other claims in the area.

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Disclose the conditions that must be met to keep these claims.

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Disclose the area of the claims, either in hectares or acres.

Revise to fully discuss the material terms of the land or mineral rights securing agreements. Refer to paragraph (b) (2) of Industry Guide 7.

As requested, the attached Form 10-KSB/A has been amended to comply with the preceding.

15.

The land ownership for the Hanson property is not disclosed. Disclose the federal or state ownership of the claims or leases, identify patented mining claims or other fee simple properties. These lands may also require permits from the U.S Forest Service, National Park Service, or Bureau of Land Management prior to initiating exploration activities, please disclose permit and reclamation bonding requirements for all properties and identify the appropriate governing agency.

As requested, the attached Form 10-KSB/A has been amended to comply with the preceding.

Hansen Property - Geology and Mineralization, page 3

16.

The third paragraph of this section refers to the numerous historical resource estimates for this property. Only proven or probable reserves may be disclosed in SEC filing as stated in Industry Guide 7. Please remove all resource estimates (historical or otherwise), including quantities, grades, and contained minerals from the filing.

As requested, the attached Form 10-KSB/A has been amended to comply with the preceding.

Aurora Property - History, page 10

17.

It is the staff’s position that prior to declaring reserves, the company should have obtained a “final” or “bankable” feasibility study, and employed the historic three-year average price for the economic analysis. In addition, the company should have submitted all necessary permits and authorizations, including environmental, to governmental authorities. Please revise the filing accordingly.

As requested, the attached Form 10-KSB/A has been amended to comply with the preceding.

Silver Bow Property - History, page 22

18.

Describe only geology, history, or exploration results that are directly related to the properties that the company has the right to explore or mine. Remove all references to mines, adjacent or analogous properties, deposits, occurrences, or exploration activities by other companies outside of the company’s properties. You should focus the disclosure on the company’s properties. Please revise the filing accordingly.

As requested, the attached Form 10-KSB/A has been amended to comply with the preceding.

We trust the preceding adequately responds to your comments.  Should you require any additional information please contact the undersigned (jfairbairn@quincyenergy.com)

or Dr. Art D. Ettlinger, P. Geo., the Company’s Chief Operating Officer (aettlinger@quincyenergy.com).

Yours very truly,

QUINCY ENERGY CORP.

Per:  “James N. Fairbairn”

James N. Fairbairn

Chief Financial Officer